RECEIVED
NOV 21 2013

November 8, 2013

Remo Spagnoli
55 W Searsville Rd.
Montgomery, New York, 12549

Att: RMS Board of Directors:

As you know I have been a supporter of RMS for many years and have really enjoyed participating in the company's growth. The time has come, however, for me to pass the baton to the next generation. It is with regret, therefore, that I am resigning from the RMS board of directors as of the current date.

Please feel free to call on me from time to time if there is anything I can contribute. I wish you all continued growth and success, and you can be sure that I will be following all of your achievements with great interest.

Sincerely,

Remo Spagnoli